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                               February 2, 2021

       Bahija Jallal, Ph.D.
       Chief Executive Officer and Director
       Immunocore Holdings Limited
       92 Park Drive
       Milton Park
       Abingdon, Oxfordshire OX14 4RY
       United Kingdom

                                                        Re: Immunocore Holdings
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 1,
2021
                                                            File No. 333-252166

       Dear Dr. Jallal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Legal Proceedings, page 188

   1. We note your disclosure regarding a revoked European patent related to a TCR mimic antibody with N
terminal immune effector. Please revise here and in your risk factors to disclose what effect,
if any, this revoked European patent will have on your product candidates, patent
portfolio, and your business.
       Exhibits

   2. The Exhibit 5.1 legal opinion should not assume conclusions of law or material facts that are necessary for the
ultimate opinion. Please file a revised Exhibit 5.1 legal opinion that
 Bahija Jallal, Ph.D.
Immunocore Holdings Limited
February 2, 2021
Page 2
      does not include the assumptions set forth in paragraphs 5.3, 5.4, 5.6, 5.8, 5.9, 5.10, 5.11,
      5.12, 5.13, 5.14, 5.15 and 5.16. For guidance, please refer to Section II.B.3.a of Staff
      Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Jeff Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameBahija Jallal, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameImmunocore Holdings Limited
                                                             Office of Life
Sciences
February 2, 2021 Page 2
cc:       Courtney T. Thorne, Esq.
FirstName LastName